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JOHN R. BROWNING A Professional Law Corporation
www.CaliforniaLegalSolutions.com

November 20, 2015

VIA FACSIMILE

(703) 813-6968

John Cash

Securities & Exchange Commission

Division of Corporate Finance

Washington, DC 20549

RE:	BioLargo, Inc.
Form 10-K for year ended December 31, 2014 (filed March 31, 2015)
Definitive Proxy Statement on Schedule 14A (filed April 30, 2015)
File No. 0-19709

Dear Mr. Cash:

I am legal counsel for BioLargo, Inc. (“BioLargo”) and write this letter in response to your letter dated November 5, 2015, at the direction of BioLargo’s management (“Management”).

Form 10-K for the Year Ended December 31, 2014

Item 1, Business, page 1 – The University of Alberta, page 6

BioLargo conducts most of its research and development activities through its Canadian subsidiary, BioLargo Water, Inc. (“BioLargo Water”) at labs on the University of Alberta (the “University”) campus. It does so pursuant to a written lease agreement for $1,389.45 (Canadian dollars – approximately $1,046 US dollars at current exchange rates) per month. We do not believe the obligation of approximately $1,000 per month rises to the level of materiality set forth in Item 601 of Regulation S-K (“Item 601”).

BioLargo’s research and development activities are conducted by researchers employed by BioLargo Water, and researchers employed by the University. Researchers employed by the University conduct research on BioLargo’s technology pursuant to government grants awarded directly to the researcher. These grant applications and awards are written documents between the individual researcher and the grant agency. BioLargo is not a party to those agreements, but directly benefits from those agreements through the research activities. Since BioLargo is not a party to those agreements, we do not believe those agreements are subject to Item 6.01(b)(10)(ii). Even if BioLargo were a party to those agreements, we believe that the agreements are in the “ordinary course of business” because BioLargo regularly conducts research and development activities on its technology.

2603 Main Street, Suite 1050 Irvine, California 92614	Telephone (949) 234-6266 John@Browning-Law.com

John Cash November 20, 2015 Page 2

BioLargo has entered into other research contracts in which the University was a party. For example, in 2011, BioLargo was a party to an “industrial research chair” project that included Canadian oil industry partners through the Canadian NSERC agency, as well as the University. BioLargo’s financial obligations in that agreement were $25,000 (Canadian dollars) per year, and the research chair has been concluded. BioLargo executed a small research contract with the University in December 2012 in which a University professor conducted research on BioLargo’s technology. The contract required BioLargo pay $36,370 (Canadian dollars) to the University to fund the research, one-half upon execution of the contract, and the second half after completion. Because these contracts related to ongoing regular research activities, Management did not believe those contracts were required to be disclosed under Item 601(b)(10)(ii).

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (page 24)

BioLargo’s revenue increased in the 2014 period by approximately $45,000. This increase was primarily due to an increased volume of sales of Odor-No-More products. The increased volume resulted in large part due sales to United States government. Part I, Item I, “Our Business”, on page 7 of the Form 10-K, discloses the company’s relationship with Downeast Logistics, and the “Indefinite Delivery Purchase Order” (“IDPO”) obtained by Downeast Logistics from the U.S. Defense Logistics Agency. The increase in sales was due in part to the IDPO, and in part due to sales to military hospitals. There are not identifiable “trends” associated with these increased sales, but merely events (IDPO, sales to hospitals) that were disclosed. In future filings, if Management identifies any trends associated with increased sales, such information will be provided.

Regarding Costs of Good Sold, given that BioLargo’s product sales are in the beginning stages, BioLargo does not believe that the change in the costs of goods sold as a percentage of product sales is material. The discussion in the MD&A attributes the change to price fluctuations due to limited volume.

Regarding the approximately 35% increase in Selling, General and Administrative expenses, the increase was attributed to the “fair value” of an option issued to our Chief Financial Officer, and the retention of an investor relations firm in 2014.

Management attempted to provide more elaborate disclosure in the MD&A section of its Form 10-Q recently filed.

2603 Main Street, Suite 1050 Irvine, California 92614	Telephone (949) 234-6266 John@Browning-Law.com

John Cash November 20, 2015 Page 3

Liquidity and Capital Resources, page 25

Management made significant changes to the liquidity discussion in BioLargo’s Form 10-Q filed on November 13, 2015. These changes were made to reflect the comments for additional explanation of short- and long-term demands on liquidity. As of the filing of the 10-K in March 2015, its short-term liquidity demands included $250,000 in Current Liabilities on BioLargo’s balance sheet. These notes were paid through their conversion into new promissory notes with June 2018 maturity dates during the third quarter 2015. The new notes are convertible by BioLargo into common stock at their maturity. Although a discussion of these short-term obligations could have been included in the Liquidity discussion in the Form 10-K, the discussion makes it very clear that the company has insufficient cash to meet its obligations:

“Our cash position is insufficient to meet our continuing anticipated expenses or fund anticipated operating expenses. Accordingly, we will be required to raise significant additional capital to sustain operations and further implement our business plan and we may be compelled to reduce or curtail certain activities to preserve cash. See Note 1 for a discussion of the presentation and preparation of the financial statements on a going concern basis.”

Since these notes have been converted into long-term obligations convertible into common stock at BioLargo’s option on maturity, Management does not believe that amending its Form 10-K to provide more detail regarding the short-term nature of the notes would add value to the existing disclosure.

In addition to the $250,000 note payables obligation, BioLargo’s other short-term demand on liquidity is its normal operational expenses. The demand for these expenses is addressed in the above-quoted disclosure, and the following:

“We had negative cash flow from operating activities of $1,718,621 for the year ended December 31, 2014, compared to a negative cash flow from operating activities of $1,212,252 for the year ended December 31, 2013. We used cash from financing activities to fund operations.”

Management believes this particular disclosure aptly describes the short-term liquidity as it relates to operations.

2603 Main Street, Suite 1050 Irvine, California 92614	Telephone (949) 234-6266 John@Browning-Law.com

John Cash November 20, 2015 Page 4

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Security Ownership of Certain Beneficial Owners and Management (page 18)

The tabular information required by Item 201(d) of Regulation S-K is included in BioLargo’s Form 10-K filed March 31, 2015, on page 22. With respect to the plans not approved by security holders, the material features of the plan are set forth in Note 9 (on page F-20), as referenced in the second footnote to the Equity Compensation Plan Information table. Note 9 details multiple option issuances outside BioLargo’s 2007 Equity plan. The material terms of each option issuance is set forth in a line item, and includes the date issued, the number of shares, the price per share, and where applicable the “fair value” of the expense. Management believes these facts constitute the material elements of each issuance, and that no further disclosure is required. In June 2013, BioLargo’s board of directors approved the concept of offering people to whom the company owed money either stock or options as payment of those obligations. Stock is offered at market price, and options are offered at a strike price equal to the market price, and with a number of shares equal to 50% more than if stock is chosen (to make up for the fact that when issued the option is worthless). Past filings had referenced the June 2013 board approval, and in BioLargo’s next Form 10-K and Schedule 14A, these details will be provided.

Certain Relationship and Related Transactions (page 19)

Note 10 discloses that as of December 31, 2014, $11,896 was owed to company officers. These amounts were owed for unpaid salary pursuant to the officer’s employment agreement. The details of the officer employment agreements are disclosed in Schedule 14A, beginning on page 10, pursuant to Item 402. In the footnotes to the Executive Compensation Table, Footnote 4 details that $10,836 of accrued and unpaid obligations were owed to Mr. Code as of December 31, 2014, and Footnote 6 details that $1,060 was owed to Mr. Provenzano. These two amounts comprise 100% of the $11,896 set forth as “officer payable” in Note 10.

Management chose not to include disclosure of the transactions resulting in the amounts payable separately under “Certain Relationships and Related Transactions” (page 19) in Schedule 14A because Instruction No. 5a to Item 404(a) states:

“Disclosure of an employment relationship or transaction involving an executive officer and any related compensation solely resulting from that employment relationship or transaction need not be provided pursuant to paragraph (a) of this Item if: i. The compensation arising from the relationship or transaction is reported pursuant to Item 402 (§ 229.402).”

2603 Main Street, Suite 1050 Irvine, California 92614	Telephone (949) 234-6266 John@Browning-Law.com

John Cash November 20, 2015 Page 5

The information was disclosed previously in the document pursuant to Item 402.

Principal Accountant Fees and Services (page 22)

BioLargo’s principal accountant did not invoice BioLargo for any additional fees not disclosed in the Schedule 14A. This includes amounts for “tax fees” (professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning), or what could be characterized as “other” fees.

The omission of rows designated zero fees billed for “tax fees” and “other fees” in the fees table on page 22 was an oversight and has been corrected in next year’s draft document.

Management has attempted to address the Commission’s comments in its most recently filed Form 10-Q, and respectfully does not believe the additional information above rises to the level of requiring an amendment to the Form 10-K or Schedule 14A.

Very truly yours,

/s/ John R. Browning

John R. Browning

Attorney at law

JRB/hs

cc:       BioLargo, Inc.

Company Acknowledgment

By signing below, BioLargo, Inc., acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings referenced above (Form 10-K and Schedule 14A); staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (“Commission”) from taking any action with respect to the filing; and BioLargo may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Attested – BioLargo, Inc.: /s/ Dennis P. Calvert

                                              Dennis P. Calvert, President

2603 Main Street, Suite 1050 Irvine, California 92614	Telephone (949) 234-6266 John@Browning-Law.com